UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006
Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

The Board of Directors of O2Micro International Limited (the “Company”) has called the Company’s Annual General Meeting of Shareholders to be held on June 15, 2006 at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands at 2:00 pm local time. The purpose of the Annual General Meeting is to approve the following proposals:

PROPOSAL NO. 1

That each of James Elvin Keim and Lawrence Lai-Fu Lin be elected as Class II Directors to hold office until the Annual General Meeting of Shareholders to be held in 2009 and until their respective successors are elected and duly qualified, or until such director's earlier resignation or removal.

PROPOSAL NO. 2

That the Company renew the general mandate (the “Sale Mandate”) to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

(i) 20% of the total nominal amount of the share capital of the Company in issue and to be issued; and
(ii) the total amount of the share capital of the Company repurchased by us (if any) pursuant to the repurchase mandate (described in Proposal No. 3 below) following the grant of the Sale Mandate;

with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

PROPOSAL NO. 3

That the Company renew the general mandate to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

PROPOSAL NO. 4

That the Company's financial statements and the auditors' report for the fiscal year ended December 31, 2005 be approved and adopted.

PROPOSAL NO. 5

That the appointment of Deloitte & Touche as independent auditors for the fiscal year of 2006 be approved and ratified.

The Letter from the Chairman, Notice of Annual General Meeting, Proxy Statement, form of Proxy Card and form of ADR Voting Instruction Card relating to the annual general meeting of shareholders is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.	Exhibits
(a)	Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Letter from the Chairman, Notice of Annual General Meeting, Proxy Statement, form of Proxy Card and form of ADR Voting Instruction Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

May 12, 2006	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer